OFFERING CIRCULAR

DATED MAY 7, 2018

PART II OF OFFERING STATEMENT

(EXHIBIT A TO FORM C)

UBIF Tech Solutions, Inc.

P.O. Box 21010
Little Rock, AR 72221

A Franchisee of



UBREAKIFIX
What Can I Fix For You Today?

Two Hundred Thousand (200,000) shares of Class A Preferred Stock
at Five and thirty-five/100 ($5.35) Dollars per Share

A CROWDFUNDING INVESTMENT INVOLVES RISK. YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING DOCUMENT OR LITERATURE.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE U.S. SECURITIES AND EXCHANGE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

Type of Security Offered

Class A Preferred Stock (the "Shares", or the "Securities").   The Shares offer a dividend preference of seventy percent (70%) of dividend distributions plus pro rata participation in the remaining thirty percent (30%) of distributions until cumulative receipt of the initial purchase price of each Share is received, after which the Class A Preferred Stock is converted to Class A Common Stock and participates in dividend distributions on a pro rata basis with all other shareholders.   If the Company were to liquidate before the conversion of the Class A Preferred Stock to Class A Common Stock, the holders of Class A Preferred Stock would have a liquidation preference over all other shareholders until cumulative receipt of the initial purchase price of each Class A Preferred share. Thereafter, holders of Class A Preferred Stock would participate in liquidation distributions on a pro rata basis with all other shareholders.   Upon conversion of the Class A Stock to Class A Common Stock, the shareholders would participate pro rata in future growth and value of the Company.

Forward-Looking Statements

Certain statements contained in this Circular, including, but not limited to, information regarding the status and progress of the business of the Company, the plans and objectives of the Company and assumptions regarding future performance and plans are forward-looking statements.   The words "believe," "may," "will," "should," "project," "estimate," "continues," "anticipate," "intend," "expect" or the negatives thereof and similar expressions identify these forward-looking statements, although not all forward-looking statements contain such identifying words.   These forward-looking statements are made subject to certain risks and uncertainties that could cause actual results to differ materially from those stated.   Risks and uncertainties that could cause or contribute to such differences include, without limitation, those discussed under this caption "Risk Factors."

Investors should assume that the information appearing in this Circular is accurate only as of the date on the front cover of this Circular.   The Manager undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events except as required by law.   All subsequent written and oral forward-looking statements attributable to the Company and Persons acting on its behalf are qualified in their entirety by the cautionary statements contained in this section and elsewhere in this Circular.

THE OFFERING

Securities Offered: Class A Preferred Shares.

Purchase Price of Security Offered: Five and thirty-five/100 Dollars ($5.35) per Share.

Target Offering Amount: Two Thousand Eight (2,800) shares of Class A Preferred Stock ($14,980) (the "Target Offering Amount").   If the sum of investment commitments does not equal or exceed the Target Offering Amount at the Offering Deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Maximum Amount: The Company will accept investment over the Target Offering Amount up to Two Hundred Thousand (200,000) shares of Class A Preferred Stock ($1,070,000) (the "Maximum Amount").   Purchases over the Target Offering Amount will be allocated on a first come-first served basis.

Minimum Investment Amount (per investor):   One Hundred (100) Shares ($535.00).

Offering Deadline: August 6, 2018.

Company: UBIF Tech Solutions, Inc., an Arkansas corporation incorporated on December 1, 2017 and also registered to do business in Missouri on February 27, 2018.

Website: The Company's website is www.ubiftechsolutions.com.

Corporate Address: P.O. Box 21010, Little Rock, AR   72221, 506 Hickory Creek Court, Little Rock, AR   72212.

Description of Business: The Company is a franchisee of UBIF Franchising, Co., a Florida corporation that offers franchise UBREAKIFIX™ stores that principally offer and sell repair services relating to computers, smart phones, tablets, gaming consoles and other electronic equipment, as well as other related services and ancillary products.

Investment Process: A potential Investor may make an investment commitment through the website of Merging Traffic Portal LLC (the "Intermediary") at www.mergingtrafficportal.com.   Investors may cancel an investment commitment until forty-eight (48) hours before the Offering Deadline through the Intermediary's website. The Intermediary will notify investors when the Target Offering Amount has been met. If an investor does not cancel an investment commitment before the forty-eight (48) hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive Class A Preferred shares for his or her investment.

Multiple Closings: If the Company reaches the Target Offering Amount before the Offering Deadline, it intends to conduct the first of multiple closings of the offering early, if the Company provides notice about the new offering deadline at least five (5) business days before the revised offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

Material Changes: If there is a material change to the offering, an investor will be notified and provided five (5) business days within which to reconfirm the investment commitment.   Failure of an investor to make a timely reconfirmation will result in the investment commitment being cancelled and the committed funds returned to the investor.

THE COMPANY AND ITS BUSINESS

Description of Business

The Company signed a Franchise Agreement with UBIF Franchising Co., a Florida corporation (the "Franchisor") dated December 21, 2017 to become a franchisee of the Franchisor.   The Franchisor and/or an affiliate of Franchisor owns certain proprietary and other property rights and interests in and to certain marks, including the "**UBREAKIFIX**" name and service mark.

The Franchisor has developed a comprehensive system for the operation of stores under the marks and in accordance with the Franchisor's System Standards that principally offer and sell repair services relating to computers, smart phones, tablets, gaming consoles and other electronic equipment, as well as other related services and ancillary products, including offering the Franchisor's Device Recommerce Program, which the Franchisor approves from time to time, to residential and small business customers at and from the Company's location and on a limited mobile basis within the Company's territory.

The Franchise Agreement is for a term of ten (10) years, ending on December 20, 2027 but provided that the Franchisor is then offering Franchises in the same state in which the Company's store is located, at the expiration of the initial ten (10) year term, the Company shall have the right to enter into a new franchise agreement in the form then generally being offered to prospective "**UBREAKIFIX**" franchisees for a ten (10) year period (the "First Successor Term"). The successor Franchise Agreement shall likewise grant the Company the right to enter into one additional successor Franchise Agreement for a third ten (10) year period for a total of thirty (30) years.

In addition to the Franchise Agreement, the Company entered into an Area Development Agreement giving the Company the exclusive right to open UBREAKIFIX™ stores in the Ft. Smith, Arkansas area, the Northwest Arkansas area (Fayetteville north through Bentonville), the Springfield, Missouri area and within the state of Oklahoma centered on the Tulsa and Oklahoma metropolitan areas.   The Area Development Agreement calls for the Company to open one (1) location by June 1, 2018, a second location by December 18, 2018, a third location by April 1, 2019 and a fourth location by August 1, 2019.

By an Addendum to Area Development Agreement dated December 21, 2017 (the "Addendum"), the Company and the Franchisor agreed to permit the Company to potentially expand the Company's development areas in St. Louis, Missouri to ten (10) locations, in Oklahoma City, Oklahoma to eight (8) locations, in Tulsa, Oklahoma to four (4) locations, in Jefferson City, Missouri, Joplin, Missouri and Columbia, Missouri to one (1) location each. Under this schedule a total of twenty-nine (29) stores are to be open by June 1, 2021.

Alternatively, the Addendum provides the Company a right of first refusal to expand the development area to include Kansas City, Missouri for thirteen (13) locations, Oklahoma City, Oklahoma for eight (8) locations, Tulsa, Oklahoma for four (4) locations, and Jefferson City, Missouri, Joplin, Missouri and Columbia, Missouri for one (1) location each. Under this alternative schedule a total of thirty-two (32) stores are to be open by June 1, 2021.

The Franchisor is to notify the Company whether it will offer the Kansas City, Missouri area. If the Franchisor offers the Kansas City alternative and the Company exercises the right of first refusal, the alternative development schedule described above will be substituted for the current Area Development Agreement. The terms of the Addendum required the payment by the Company of a total of Three Hundred Twelve Thousand Five Hundred Dollars ($312,500) before March 14, 2018 if the first alternative is chosen and the payment of Three Hundred Fifty Thousand Dollars ($350,000) if the second alternative is chosen. However, the Company negotiated an extension of the payment deadline to May 14, 2018. As of the date of this Circular, the Company has not been notified if the Kansas City alternative is available.

The Company has negotiated and signed a lease agreement for its first location in Springfield, Missouri. The location opened for business on April 30, 2018. As of the date of this Offering Circular, the Company has seven (7) employees, two (2) of whom are the President and Chief Operating Officer and five (5) of whom are slated to operate the initial Springfield, Missouri location. Three (3) of the seven (7) employees have completed the Franchisor's intensive training in how to diagnose and repair computers, smart phones, tablets, gaming consoles and other electronic equipment. The remaining four (4) have received in-house training in these services. Two (2) of the employees who will be working at the first store in Springfield, Missouri will manage this location on a full time basis until the Company is ready to hire and train employees for the next store location. Before being hired by the Company, both of these individuals had prior experience in supervisory and management role with cell phone carriers. The Company's plan is to utilize these individuals as internal trainers and development resources for new locations as they are developed.

The Company intends to open stores in accordance with the terms of the Area Development Agreement and operate each in accordance with the terms of the Franchise Agreement that will be associated with each location.

The Franchisor was recently selected as the official repair facility for Samsung nationwide. Beginning March 15, 2018 the Korean electronics giant partnered with the

UBREAKIFIX™ repair service for one-day, in-person care of broken Galaxy devices. Samsung teamed up with electronics repair company UBREAKIFIX™ to offer same-day service to Galaxy phone owners in the U.S. Owners of phones needing repair can schedule appointments online or drop off their devices at one of the electronics repair service's more than three hundred (300) locations. Most repairs will be done within two (2) hours or less, Samsung says.

Competition

The Company faces significant competition in the market for electronic repairs. Competitors offering franchise stores similar to UBREAKIFIX™ include LifeLine®, Batteries+Bulbs®, Device Pitstop, iDropped®, StayMobile®, iFixandrepair, Cellairis®, experimax, iCareRepair and others.   In addition, independent repair facilities are present in most markets which may have reduced costs potentially leading to lower prices.   See, Risk Factors below.

Liabilities and Litigation

The Company's liabilities include obligations under a One Hundred Thousand Dollar ($100,000) convertible note dated April 16, 2018 and certain lease obligations for its store locations.   The Company is not currently involved in any litigation.

Officers and Directors

| Mike Pierce | Director, Chairman and President |
| Brad Reece | Director, Secretary and Chief Operating Officer |

Mike Pierce, Director, Chairman and President
(December 1, 2017 to Present)

Mike has started and led multiple companies.   His area of business involvement has been in real estate development, consulting, restaurant development, retail development and operations.   Mike sold his restaurant companies in late 2010 and at that time had over five hundred (500) employees.   From January 2013 through September 2017, Mike served as President of Cantrell Drug Company, a pharmaceutical company located in Little Rock, Arkansas.   He has served on the board of several public companies, was one of the founding directors of a public company and presently serves on the board of a large health care company.   Mike's background in business, commitment to training and developing teams, commitment to quality and customer focus provide him the expertise to lead UBIF Tech Solutions, Inc.

Brad Reece, Director, Secretary and Chief Operating Officer
(December 1, 2017 to Present)

Brad attended Drury University with a focus on business and brings over twenty (20) years of multi-state leadership experience, operations management and team building.   Brad was an operating partner at a cross country restaurant chain with management responsibilities in multiple states.   Brad's assignments included managing construction, developing and implementing successful operational and marketing strategies.   Brad also served as director of operations for a multi-location business in two (2) states for over fifteen (15) years.   From September 2015 through December 2017, Brad served as the Director of Operations of Cantrell Drug Company, a pharmaceutical company located in Little Rock, Arkansas.   Between March 2011 and August 2015, Brad was an operating partner in Genghis Grill restaurants.   Brad's background in business, commitment to training and developing teams, commitment to quality and customer focus provide him the expertise to lead the operations for UBIF Tech Solutions, Inc.

Mike and Brad have successfully worked together for over twenty (20) years.   With their joint experience and history, they provide a solid management base for the Company.

Number of Employees

As of the date of this Offering Circular, the Company has hired seven (7) employees, two (2) of whom are the President and Chief Operating Officer and five (5) of whom are slated to operate the initial Springfield, Missouri location as described above.

Related Party Transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the Company and its business:

• **Competition** As noted above, the Company will compete with larger, established companies who currently operate in the electronic repair market.   These competitors may have greater financial resources and marketing/sales and human resources than the Company.   Competitors may succeed in opening and marketing competing repair facilities sooner than the Company in its areas of development.   They may also complete partnerships, cooperative arrangements or manufacturer relationships that are superior to those developed by the Company or the Franchisor.   There can be no assurance that competitors will not provide superior services at lower costs or enjoy other competitive advantages that render the services offered by the Company uncompetitive.   It should further be assumed that that competition will intensify.

• **Key Personnel** The success of the business is heavily dependent on the work and leadership of key management personnel, specifically Mike Pierce, President, and Brad Reece, Chief Operating Office.   If either of these individuals were to leave the Company, it would be difficult to replace them, and the business would be harmed.   The Company will also need to retain additional highly skilled personnel if it is to achieve effective growth.   Future success will depend upon our ability to identify, hire, develop, motivate, and retain these highly skilled individuals in all areas of the Company's organization. Competition in the electronic repair industry for qualified employees is intense, and the

Company anticipates that competitors may attempt to hire Company employees and officers, all of whom are at-will employees and not parties to employment agreements with the Company.   In addition, the barriers to entry in this business are relatively low and there exists the possibility that Company employees may terminate their employment to open competing business locations.

• **Failure to Perform Under Franchise or Area Development Agreements** The operations of the Company are dependent upon the Company remaining a franchisee in the UBREAKIFIX™ system.   Continuation as a franchisee requires compliance with the terms of the Franchise and Area Development Agreements, including meeting store opening requirements, payment of area development and franchise fees by dates certain and payment of royalties and other fees or assessments.   To the extent the Company fails to raise sufficient funds to secure development rights under Area Development Agreements or fails to open stores according to the terms of the Franchise and Area Development Agreements, the Franchisor may declare a default of the Company to the terms of these agreements.   If a default is declared, the Franchisor may have the right, among other remedies, to terminate the franchise relationship and demand return of all UBREAKIFIX™ trademarked items and materials.   Loss of the UBREAKIFIX™ franchise relationship would be of such significance that the Company most likely would not be able to continue in business, leading to a complete loss of investment in the Company.

• **Subsequent Financing** The Company may need to engage in common equity, debt, or preferred stock financing in the future, which may reduce the value of the Company's Class A Preferred Stock.   Interest on debt securities could increase costs and negatively impact operating results.   Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital.   The terms of preferred stock could be more advantageous to those investors than to the holders of the Company's Class A Preferred Stock.   In addition, if the Company needs to raise additional equity capital from the sale of Class A Preferred Stock, institutional or other investors may negotiate terms at least as, and possibly more favorable than the terms offered in this offering, including the possibility of a lower purchase price.

• **Limited Transferability and Liquidity** Each Class A Preferred share will be acquired for investment purposes only and not with a view towards distribution.   Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion, or other disposition of the Company's Class A Preferred Stock.   No public market exists for the Company's Class A Preferred Stock and no market is expected to develop.

• **Management Discretion as to Use of Proceeds** The Company's success will be substantially dependent upon the discretion and judgment of the management team with respect to the allocation of the proceeds of the offering.   The use of proceeds described below is an estimate based on the current business plan.   The Company, however, may find it necessary to re-allocate portions of the net proceeds reserved from one category to another, and management will have broad discretion in doing so.

• **Reliance on Franchisor** The Company will be dependent upon UBIF Franchising, Co. for successful national and regional marketing campaigns to potential customers, and an effective PR campaign to raise the Company profile. In addition, the Franchisor will provide business systems and training that will affect the operations of the Company. Finally, the Company's Franchise and Area Development Agreements give the Franchisor certain rights with respect to the ownership and operation of the franchise stores of the Company.   To the extent the Company loses its franchises, it may not be able to generate enough business to continue operations, leading to a potential complete loss of investment.

• **Expansion and Retention of Management Team** The successful completion of store openings and marketing goals is contingent on the expansion of the management team, in particular with regard to store management and technical repair capabilities. Failure to acquire and retain these key personnel could adversely affect operations, and cause a delay in meeting the Company's financial and expansion goals.

• **Status as a Minority Shareholder.** As a minority holder of Class A Preferred Stock, an investor will have limited ability, if at all, to influence Company policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

In addition, there is the potential for dilution.   Assuming the sale of the Maximum, two hundred thousand (200,000) Class A Preferred Shares would be sold, leaving an additional two hundred thousand (200,000) authorized but unissued Class A Preferred Shares available for another round of stock sales. If additional Shares are sold, each investor's ownership percentage in the Company would be diluted.   In other words, when the Company issues more Shares, the percentage of the Company that an existing shareholder owns will decrease, even though the value of the Company may increase. This increase in number of Shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If the Company decides to issue more Shares, an investor could experience value dilution, with each Share being worth less than before, and control dilution, with the total percentage an investor owns being less than before.   There may also be earnings dilution, with a reduction in the amount earned per Share.   The type of dilution that hurts early-stage investors mostly occurs when the Company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

Any investor making an investment expecting to own a certain percentage of the Company or expecting each Share to hold a certain amount of value, must realize how the value of Shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each Share, ownership percentage, voting control, and earnings per Share.

PRINCIPAL SECURITY HOLDERS

Name of Holder	Number and Class of Securities Now Held	% of Voting Power Before Offering
Premier Trust, Trustee Of The Michael W. Pierce Irrevocable Spendthrift Trust	1,400,000 Class B Common	100%
Brad Reece	155,500 Class C Non-Voting Common	0%

CLASSES OF SECURITIES; VOTING RIGHTS

The Company is authorized to issue classes of shares (each share a "Share"), each class to carry an alphabetical designation (in total, a "Class of Shares"). The initial Classes of Shares are Class A Preferred, Class A Common, Class B Common and Class C Non-voting Common. The maximum number of authorized Class A Preferred Shares is four hundred thousand (400,000), the maximum number of authorized Class A Common Shares is four hundred thousand (400,000); the maximum number of authorized Class B Common Shares is one million four hundred thousand (1,400,000) and the maximum number of authorized Class C Non-voting Common Shares is two hundred thousand (200,000). All Shares have a par value of $0.001.

Each Class A Preferred Share is issued for the consideration as determined by the Board of Directors. Class A Preferred Shares are Voting Shares and be entitled to the rights and benefits as set forth in the Company's Articles of Incorporation. The combination of the Class A Preferred Shares and the Class A Common Shares shall at all times, and irrespective of any future issuance of Shares of any class, constitute thirty-five percent (35%) of the voting Shares of the Company. Class A Preferred Shares are entitled to a dividend preference and a liquidation preference as set forth below. Upon the date that the cumulative dividend distributions made to each Class A Preferred shareholder equals the initial purchase price of the Class A Preferred Share when issued by the Company, the Class A Preferred Share shall be automatically converted to a Class A Common Share. Upon the date that all four hundred thousand (400,000) Class A Preferred Shares have been converted to Class A Common Shares, no further Class A Preferred Shares shall be issued.

Each Class A Common Share will be issued upon the conversion of a Class A Preferred Share on a one-for-one exchange ratio as set forth above. Class A Common Shares are voting Shares and are entitled to the rights and benefits as set forth in the Articles of Incorporation of the Company. The combination of the Class A Preferred Shares and the Class A Common Shares shall at all times, and irrespective of any future issuance of Shares of any class, constitute thirty-five percent (35%) of the voting Shares of the Company.

Class B Common Shares shall be issued for consideration as determined by the Board of Directors. Class B Common Shares shall be voting Shares and be entitled to the rights and benefits as set forth in these articles. Irrespective of any future issuance of Shares of any class, Class B Common Shares shall always constitute sixty-five percent (65%) of the voting Shares of the Company.

Class C Non-voting Common Shares shall be restricted to employees of the Company and issued by the Board of Directors on such terms and conditions as the Board of Directors deems appropriate in its sole discretion, including vesting or forfeiture schedules determined on an individual, case-by-case basis. Class C Non-voting Common Shares outstanding (including both vested and unvested Class C Non-voting Common Shares) may not at any time exceed ten percent (10%) of the total Class A Shares (Preferred and Common), Class B Common Shares and Class C Non-voting Common Shares outstanding at such time (which shall be equitably adjusted to give effect to any Share split, reverse split or similar reclassification of the Shares). Class C Non-voting Common Shares shall be non-voting Shares, except as may be reserved under Arkansas law.

Class A Preferred Shares, Class A Common Shares, Class B Common Shares and Class C Non-voting Common Shares together shall constitute all of the equity interests in the Company and Class A Shares (Preferred and Common) combined with Class B Common Shares shall constitute one hundred percent (100%) of the voting Shares. Equity interests and voting interests shall be allocated among the holders of Class A Shares (Preferred and Common), Class B Common Shares and Class C Non-voting Common Shares consistent with the provisions of paragraph 2 of the Articles of Incorporation of the Company.

DIVIDEND AND LIQUIDATION RIGHTS

The Company may, but is not required to, distribute dividends on the Shares from time to time. Any dividend, or any disbursement due to liquidation, shall comply with the following:

(a)   Dividends shall be distributed as follows:

(i)   First, until the shareholders owning Class A Preferred Shares have received cumulative distributions under subsection (A) below equal to their initial purchase price of the Class A Preferred Shares when issued by the Company ("**Basis**"):

(A)   Seventy percent (70%) to shareholders owning Class A Preferred Shares pro rata in proportion to each shareholder's ownership of Class A Preferred Shares to the total of all outstanding Class A Preferred Shares; and

(B)   Thirty percent (30%) to commons shareholders pro rata in proportion to each shareholder's ownership of Class A Common Shares, Class B Common Shares and/or Class C Non-voting Common Shares to the total of all outstanding Class A Common, Class B Common and Class C Non-voting Common Shares.

(ii)   After all shareholders owning Class A Preferred Shares have received cumulative distributions equal to their Basis and each Class A Preferred Share has been converted to a Class A Common Share, dividends shall be distributed to the shareholders owning Class A Common Shares, Class B Common Shares and Class C Non-voting Common Shares in proportion to the shareholders' ownership of Class A Common Shares, Class B Common Shares and Class C Non-voting Common Shares to the total number of Class A Common Shares, Class B Common Shares and Class C Non-voting Common Shares outstanding, as adjusted from time to time. For the purposes of this section, only vested Class C Non-voting Common Shares shall be counted among Shares outstanding.

(b)   Upon dissolution of the Company (i) an accounting shall be made by the Company's accountants of the accounts of the Company and of the Company's assets, liabilities and operations, from the date of the last previous accounting until the date of dissolution, and (ii) the Board of Directors shall proceed to wind up and liquidate the Company's assets (except to the extent the Board of Directors may determine to distribute any assets to the shareholders in kind), discharge the Company's obligations, and wind up the Company's business and affairs as promptly as is consistent, in the Board of Directors' sole judgment, with obtaining the fair value thereof.   The proceeds of liquidation belonging to the Company, to the extent sufficient, shall be applied and distributed as follows:

> (i)   First, to the payment and discharge of all of the Company's debts and liabilities to third parties except those owing to shareholders in general or to the establishment of any reasonable reserves for contingent or unliquidated debts and liabilities of the Company, as appropriate;
>
> (ii)   Second, to the payment of any debts and liabilities owing to the shareholders;
>
> (iii)   Third, to the shareholders holding Class A Preferred Shares the amount of their unreturned Basis;
>
> (iv)   Fourth, subject to the ten percent (10%) limitation applicable to Class C Non-voting Common Shares as set forth in Section 2(d) of the Articles of Incorporation, to the shareholders in proportion to their ownership of Shares.

(c)   Any assets distributed in kind shall be both (i) valued for this purpose at their net fair market value, and (ii) deemed to have been sold as of the date of dissolution.   Fair market value of the Company's assets shall be determined by the Board of Directors; provided, however, that the Board of Directors may engage another person, at the expense of the Company to advise the Board of Directors with respect to the determination of fair market value.

(d)   Upon completion of the winding up, liquidation and distribution of the assets, the Company shall be deemed terminated, and the Board of Directors shall (i) file Articles of Dissolution with respect to the Company with the Arkansas Secretary of State and (ii) comply with any requirements of applicable law pertaining to the winding up of the affairs of the Company and the final distribution of its assets.

TRANSFERABILITY OF SECURITIES

For a year following the purchase date, the Securities can only be resold:

• In an Initial Public Offering;

• To the Company;

• To an Accredited Investor as defined in Rule 501 of Regulation D promulgated by the Securities and Exchange Commission; and

• To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION
MATERIAL INDEBTEDNESS

Financial Statements

Audited financial statements can be found attached to this document.   The audit covers the period ending 12-31-2017.

Financial Condition; Results of Operations

As of the date of this Circular, the Company has begun generating operating revenue upon opening of the first store located in Springfield, Missouri on April 30, 2018. Management believes that it will be a significant period before positive cash flow is generated.

The company will spend a majority of the funds raised on franchise and area development fees, capital expenses in opening new stores, and ongoing operating expenses.

Liquidity and Capital Resources

The Company is currently generating operating losses and requires the continued infusion of new capital to continue business operations.   If the Company is successful in this offering, it will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the Company.   Management believes that if the Company raises the Maximum, it will be able to sustain the business by controlling the pace at which new locations are opened.   If the Company does not reach the Maximum, it will seek to raise additional capital on an expedited basis and adjust its schedule for opening new locations.

Indebtedness

The Company's material indebtedness consists of a convertible note as follows:

Amount	Interest Rate	Maturity Date	Conversion Feature
$100,000	6% per annum	Upon ninety (90) days demand or April 16, 2020	Principal and accrued interest for Class A Preferred Shares at Five Dollars ($5.00) Per Share

Recent offerings of securities

The Company offered its convertible note under Rule 506(b) of Regulation D. Up to an additional One Hundred Fifty Thousand Dollars ($150,000) may be offered to Accredited Investors.

Valuation

$9,511,111 as a pre-offering valuation based upon the sale of the Maximum yielding an eleven and twenty-five one hundredths percent (11.25%) of the equity of the Company without consideration of the conversion of the convertible note or additional sales of convertible notes but with full issuance of Class C Non-voting Common Stock to a total of ten percent (10%) of the equity of the Company to employees. The Company has not undertaken an independent valuation of the Company. The price of the Shares reflects the opinion of the Directors as to what would be fair market value.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$14,980.00	$1,070,000
Less: Offering Expenses		
Merging Traffic Portal Fees, 6% commission and $5,000.00 Concierge Services	$5,898.80	$69,200.00
Professional Fees	$7,500.00	$7,500.00

Net Proceeds	$1,581.20	$993,300.00
Use of Net Proceeds:		
Franchise & Area Development Fees	$1,581.20	$318,750.00
Store Openings	$0.00	$645,000.00 Six (6) stores
Working Capital	$0.00	$29,550.00
Total Use of Net Proceeds	$1,581.20	$993,300.00

The Company is seeking to raise a minimum of $14,980 (the Target Amount) and up to $1,070,000 (the Maximum Amount) in this offering through Regulation Crowdfunding. If the Company raises the Maximum Amount, it will fund the Company's operations as may be adjusted for delays in opening new locations based on operating cash flow from existing locations and operating expenses.   Working capital will provide for general overhead and administrative expenses.

REGULATORY INFORMATION

Disqualification

No disqualifying event as described in 17 CFR § 227.503(a) has been recorded with respect to the Company, its officers, directors or shareholders.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The Company will make annual reports available on its website in the section labeled "Investors."   The annual reports will be available within one hundred (120) days of the end of the Company's most recent fiscal year.

UBIF TECH SOLUTIONS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2017

WITH

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

HoganTaylor LLP

CPAs + ADVISORS

CONTENTS

Independent Accountant's Review Report 1

Balance Sheet 2

Statement of Operations 3

Statement of Stockholder's Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
UBIF Tech Solutions, Inc.

We have reviewed the accompanying financial statements of UBIF Tech Solutions, Inc., which comprise the balance sheet as of December 31, 2017, the related statements of operations, stockholder's equity and cash flows for the period from December 1, 2017 to December 31, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

HoganTaylor LLP

Little Rock, Arkansas
March 28, 2018

UBIF TECH SOLUTIONS, INC.

BALANCE SHEET

December 31, 2017

Assets

Current assets:

Cash	$ 200,063
Prepaid expenses	12,500
Total current assets	212,563
Intangible assets	109,000
Total assets	$ 321,563

Liabilities and Stockholder's Equity

Current liabilities:

Accounts payable	$ 126,453
Due to stockholder	200
Total current liabilities	126,653

Stockholder's equity:

Class B Common stock, $0.001 par value; 1,400,000	
shares issued and outstanding	1,400
Additional paid-in capital	198,600
Retained deficit	(5,090)
Total stockholder's equity	194,910
Total liabilities and stockholder's equity	$ 321,563

UBIF TECH SOLUTIONS, INC.

STATEMENT OF OPERATIONS

Period from December 1, 2017 to December 31, 2017

General and administrative expenses	$ 5,090
Net loss	$ 5,090

UBIF TECH SOLUTIONS, INC.

STATEMENT OF STOCKHOLDER'S EQUITY

Period from December 1, 2017 to December 31, 2017

	Class B Common Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Deficit	Total
December 1, 2017	-	$ -	$ -	$ -	$ -
Issuance of Class B Common stock	1,400,000	1,400	198,600	-	200,000
Net loss	-	-	-	(5,090)	(5,090)
Balance, December 31, 2017	1,400,000	$ 1,400	$ 198,600	$ (5,090)	$ 194,910

UBIF TECH SOLUTIONS, INC.

STATEMENT OF CASH FLOWS

Period from December 1, 2017 to December 31, 2017

Cash Flows from Operating Activities	
Net loss	$ (5,090)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Change in operating assets and liabilities:	
Accounts payable	4,953
Due to stockholder	200
Net cash provided by operating activities	63
Cash Flows from Financing Activities	
Issuance of Class B Common stock	200,000
Net increase in cash	200,063
Cash, beginning of the period	-
Cash, end of the period	$ 200,063
Noncash Operating and Investing Activity	
Prepaid expenses acquired through accounts payable	$ 12,500
Intangible assets acquired through accounts payable	$ 108,750

UBIF TECH SOLUTIONS, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2017

Note 1 – Summary of Significant Accounting Policies

Nature of operations

UBIF Tech Solutions, Inc., an Arkansas Corporation (the Company), was formed on December 1, 2017. The Company executed a franchise agreement in December 2017, for the purchase of the franchise rights to open four retail stores in Missouri and Arkansas, with an option to open an additional 25 stores, that are primarily involved in the repair of electronic equipment.

Basis of accounting

The Company utilizes the accrual basis of accounting for financial reporting purposes in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Intangible assets

The Company's intangible assets consist of purchased franchise rights for the operation of retail locations in specific areas for electronic equipment repair. The cost of the franchise rights includes an initial franchise fee, initial development fee and a nonrefundable option to expand its current development area. Franchise rights are recorded at cost and will be amortized using the straight-line method over the contractual term of ten years.

Recent accounting pronouncements

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-02, *Leases (Topic 842)*. The guidance in this ASU supersedes the leasing guidance in *Topic 840, Leases*. Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees with capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company is currently evaluating the impact of adopting this new standard on the financial statements.

In August 2016, the FASB issued ASU 2016-15, *Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments*, which provides guidance on how certain cash receipts and cash payments should be presented and classified in the statement of cash flows with the objective of reducing existing diversity in practice. ASU 2016-15 is effective for annual periods beginning after December 15, 2017. Early adoption is permitted, and the amendments in this ASU should be applied using a retrospective transition method to each period presented. The Company is currently evaluating the impact the adoption of this guidance will have on its statement of cash flows.

Income taxes

The Company provides for deferred income taxes based on current tax rates for temporary differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. A tax return is not required for the period from December 1, 2017 to December 31, 2017. As such, there are no related adjustments for the current period related to income taxes.

Use of estimates

The preparation of financial statements, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Subsequent events

In February 2018, the Company executed a lease for a retail store in Springfield, Missouri. The initial lease term is for five years with annual minimum lease payments of $42,000. The Company has the option to renew the lease for two additional five-year terms.

The Company has evaluated subsequent events for recognition and disclosure through March 28, 2018, the date the financial statements were available to be issued.

Note 2 – Stockholder's Equity

The Company has authorized the initial classes of stock to be Class A Preferred, Class A Common, Class B Common and Class C NonVoting Common. The maximum number of authorized shares per classification is as follows: 400,000 shares Class A Preferred stock, 400,000 shares Class A Common stock, 1,400,000 shares Class B Common stock and 200,000 shares Class C NonVoting Common stock. All shares have a par value of $0.001. At December 31, 2017, there were no Class A Preferred, Class A Common or Class C NonVoting Common shares outstanding. There were 1,400,000 shares of Class B Common stock issued and outstanding at December 31, 2017.

Class A Preferred stockholders are entitled to a dividend preference and a liquidation preference. Upon the date that the cumulative dividend distributions made to Class A Preferred stockholders equals the initial purchase price of the Class A Preferred stock when issued, the Class A Preferred stock shall be automatically converted to a Class A Common stock on a one-for-one exchange ratio.

Note 3 – Commitments

Under the franchise agreement, the Company agrees to pay a continuing 4% of the Company's revenue received for all electronic devices sold (Recommerce Revenue), and a royalty fee equal to 7% of the Company's gross sales, excluding Recommerce Revenue. Additionally, the Company agrees to pay a technology and customer support fee equal to 1% of gross sales and an advertising fee equal to 2% of gross sales. There were no fees accrued at December 31, 2017.

Note 4 – Related Party Transactions

An advance was made to the Company by the stockholder totaling $200 at December 31, 2017. Repayment of the advance is expected to occur within one year.